Exhibit 99.1

IAMGOLD Exceeds Production Target and Expects To Achieve Cost Guidance for 2016; Planned Production to Increase in 2017 with Lower All-In Sustaining Costs

All 2016 numbers are preliminary and unaudited and subject to final adjustment.
All amounts are expressed in US dollars, unless otherwise indicated.

TORONTO, Jan. 16, 2017 /CNW/ - IAMGOLD Corporation ("IAMGOLD" or the "Company") announces preliminary operating results for 2016 and guidance for 2017.

IAMGOLD's President and CEO, Steve Letwin, said, "With gold production increasing in each consecutive quarter of 2016, we had a strong finish to the year. Strong operating performance drove production above guidance to 813,000 ounces.  Production at all sites exceeded the top end of the guidance ranges and Westwood's achievement of ambitious underground development targets was outstanding, which well positions them to nearly double production in 2017. We expect cash costs and all-in sustaining costs to be within guidance, reflecting continued success optimizing mine performance and improving productivity.

"The year 2016 was pivotal for IAMGOLD," continued Mr. Letwin, "as strong operating performance and the achievement of critical milestones have well positioned us for growth. With strategies to capitalize on organic growth opportunities at all of our mines and a balance sheet that enables us to internally fund this growth, we're confident that by 2020 we can take production to one million ounces and reduce all-in sustaining costs by 15%. We expect production in 2017 to increase by 4-9% from last year with all-in sustaining costs ranging between $1,000 and $1,080 an ounce."

Performance Highlights for 2016

•	Attributable gold production of 813,000 ounces; above guidance of 770,000 to 800,000 ounces; fourth quarter production 215,000 ounces.
•	Total cash costs[1] expected to be within guidance of $740 to $770 per ounce.
•	All-in sustaining costs[1] expected to be within guidance of $1,050 to $1,100 per ounce.
•	Capital expenditures of approximately $280 million were relatively in line with guidance of $275 million.
•	Approximately $750 million in cash, cash equivalents and restricted cash as at December 31, 2016.

Guidance Highlights for 2017

•	Attributable gold production expected to be between 845,000 and 885,000 ounces.
•	Total cash costs expected to be between $740 and $780 per ounce.
•	All-in sustaining costs expected to be between $1,000 and $1,080 per ounce.
•	Capital expenditures guidance of $250 million ±5%.
[1] This is a non-GAAP measure.

2016 PRELIMINARY OPERATING RESULTS

Full year attributable production of 813,000 ounces was higher than guidance of 770,000 to 800,000 ounces.  All of our operating mines exceeded the top end of their guidance. Attributable gold production for the fourth quarter 2016 was 215,000 ounces.

The following table presents attributable production by operating site:

(000s oz)	Q1 2016	Q2 2016	Q3 2016	Q4 2016	2016	Guidance
Owner-Operator
Essakane (90%)	88	89	104	96	377	365 – 375
Rosebel (95%)	68	73	72	83	296	285 – 295
Westwood (100%)	15	16	16	18	65	50 – 60
Total Owner-Operator	171	178	192	197	738	700 – 730
Joint Ventures
Sadiola (41%)	19	18	17	16	70
Yatela (40%)	1	1	1	2	5
Total Joint Ventures	20	19	18	18	75	70
TOTAL	191	197	210	215	813	770 – 800

Both total cash costs and all-in sustaining costs for 2016 are expected to be within guidance ranges of $740 to $770 per ounce and $1,050 to $1,100 per ounce, respectively.

2017 PRODUCTION AND COST GUIDANCE

Full Year Guidance[1]	2017
Essakane (000s oz)	370 – 380
Rosebel (000s oz)	295 – 305
Westwood (000s oz)	115 – 125
Total owner-operator production (000s oz)	780 – 810
Joint ventures (000s oz)	65 – 75
Total attributable production (000s oz)	845 – 885

Total cash costs[2,3] – owner-operator ($/oz)	$740 – $780
Total cash costs[2,4] ($/oz)	$740 – $780

All-in sustaining costs[2,3] – owner-operator ($/oz)	$1,000 – $1,080
All-in sustaining costs[2,4] ($/oz)	$1,000 – $1,080

[1] Guidance for 2017 is based on the following assumptions:

•        Average gold price per ounce of $1,250;

•        Average crude oil price per barrel of $48;

•        U.S. dollar value of the Euro of $1.08; and

•        Canadian dollar value of the U.S. dollar of $1.35.

[2] This is a non-GAAP measure.
[3] Consists of Rosebel, Essakane, Westwood on an attributable basis.
[4] Consists of Rosebel, Essakane, Westwood, and joint ventures Sadiola and Yatela on an attributable basis.

In 2017, we expect gold production to increase to 845,000 to 885,000 ounces, compared to 813,000 ounces in 2016. Westwood will continue to focus on underground development, with expected production of 115,000 to 125,000 ounces, nearly double that of 2016. The higher production at Westwood reflects commercial levels of production from three mining blocks, including the zone where remedial work was completed last year. At Rosebel, we expect higher grades and improving productivity will drive production higher despite the lower throughput anticipated with the proportion of hard rock approaching 70%. At Essakane, throughput and recoveries are expected to increase while grades are expected to be lower. The joint ventures are expected to produce between 65,000 and 75,000 ounces.

We have lowered our all-in sustaining cost guidance to a range of $1,000 to $1,080 per ounce, as we have continued to realize significant benefits from performance optimization initiatives across the sites.

2017 CAPITAL EXPENDITURE GUIDANCE ±5%

($ millions)	Sustaining	Development/ Expansion (Non-sustaining)	Total[3]
Essakane	$85	$5	90
Rosebel	65	5	70
Westwood	20	45	65
Owner-operator	170	55	225
Corporate and Development Projects	-	10	10
Total owner-operator	170	65	235
Sadiola (Joint Venture)[1]	5	10	15
Total[2] (±5%)	$175	$75	$250

[1] Expansionary capital expenditures excludes the new construction for Sadiola.
[2] Capitalized borrowing costs are not included.
[3] Includes $20 million of capitalized exploration expenditures. See Exploration Plan 2017 table in the following section.

In 2017, we expect capital spending to be $250 million ± 5%. Of the $170 million allocated to sustaining capital for owner-operated mines, 39% is for capitalized stripping at Essakane ($39 million) and Rosebel ($28 million) and another 30% is related to spending on capital spares and equipment at these sites. Westwood's non-sustaining capital of $45 million is mainly for expansion/ramp-up development. At Sadiola, the $10 million in non-sustaining capital is for advancing the Sadiola Sulphide Project in 2017, including completing an optimization study to refine project economics. Spend for new construction is not included in the guidance provided at this time.  As previously communicated, our intention is to move ahead with the project with our partner conditional upon the Government of Mali renewing construction and operating permits, the power agreement and fiscal terms related to the project. Once these have been achieved and the timing of project commencement known, guidance will be adjusted accordingly.

The $10 million spend on Corporate and Development Projects includes spending at Côté Gold and Boto Gold. At Côté Gold the focus continues to be on de-risking the project, with the completion of a pre-feasibility study expected by the end of the second quarter 2017.

2017 EXPLORATION PLAN

An active exploration program is critical to replenishing reserves and resources. Our exploration program is focused on the discovery of new ounces through our wholly-owned and joint venture projects in South and Central America, West Africa and Canada, as well as through targeting of soft rock resources near our existing mines. We have been very selective as to the projects we continue to advance and are focusing on highly prospective projects.  In 2017, we increased our budget for exploration projects to $47 million to reflect exploration programs at our Saramacca project, the saddle zones at Rosebel and highly prospective targets at Essakane. This year we are targeting initial resource estimates for our Saramacca project near Rosebel in Suriname, our Monster Lake project in Quebec and our Eastern Borosi joint venture project in Nicaragua.  The increase in planned expenditures for feasibility and other studies is largely due to the continuation of technical studies for the Boto Gold project and Côté Gold.

	2016 Actual			2017 Plan

($ millions)	Capitalized	Expensed	Total	Capitalized	Expensed	Total
Exploration projects - greenfield	$2	$17	$19	$-	$25	$25
Exploration projects - brownfield[1]	9	11	20	11	11	22
Exploration Projects	11	28	39	11	36	47
Feasibility and other studies	2	3	5	9	6	15

Total Exploration	$13	$31	$44	$20[2]	$42	$62

[1] Excludes expenditures related to Joint Ventures of $1 million for 2016 Actual and $2 million for 2017 Plan, and includes near mine and resource exploration of $9 million for 2016 Actual and $11 million for 2017 Plan.
[2] The capitalized portion of the 2017 Plan of $20 million is included in our capital spending guidance of $250 million ± 5%.

CONFERENCE CALL
A conference call will be held on Thursday, February 23, 2017 at 8:30 a.m. (Eastern Standard Time) for a discussion with management regarding IAMGOLD`s 2016 fourth quarter and full-year operating performance and financial results.  A webcast of the conference call will be available through IAMGOLD`s website - www.iamgold.com.

Conference Call Information: North America Toll-Free: 1-800-319-4610 or International Number: 1-604-638-5340.

A replay of this conference call will be accessible for one month following the call by dialing: North America toll-free:  1-800-319-6413 or International Number: 1-604-638-9010, passcode: 1091#.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION
All information included in this news release, including any information as to the Company's future financial or operating performance, and other statements that express management's expectations or estimates of future performance, other than statements of historical fact, constitute forward looking information or forward-looking statements and are based on expectations, estimates and projections as of the date of this news release. For example, forward-looking statements contained in this news release  are found under, but are not limited to being included under, the heading "2017 Production and Cost Guidance, 2017 Capital Expenditure Guidance and 2017 Exploration Plan", and include, without limitation, statements with respect to: the Company's guidance for production, total cash costs, all-in sustaining costs, depreciation expense, effective tax rate, capital expenditures, operations outlook, cost management initiatives, development and expansion projects, exploration, the future price of gold, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing and amount of estimated future production, costs of production, permitting timelines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage.  Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Forward-looking statements are generally identifiable by, but are not limited to the use of the words "may", "will", "should", "continue", "expect", "estimate", "plan", "guidance", "outlook", "potential", "targets", "strategy" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions the reader that reliance on such forward-looking statements involve risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the Company's estimated future results, performance or achievements expressed or implied by those forward-looking statements, and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to, changes in the global prices for gold, copper, silver or certain other commodities (such as diesel, and electricity); changes in U.S. dollar and other currency exchange rates, interest rates or gold lease rates; risks arising from holding derivative instruments; the level of liquidity and capital resources; access to capital markets, and financing; mining tax regimes; ability to successfully integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; laws and regulations governing the protection of the environment; employee relations; availability and increasing costs associated with mining inputs and labour; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; adverse changes in the Company's credit rating; contests over title to properties, particularly title to undeveloped properties; and the risks involved in the exploration, development and mining business. With respect to development projects, IAMGOLD's ability to sustain or increase its present levels of gold production is dependent in part on the success of its projects. Risks and unknowns inherent in all projects include the inaccuracy of estimated reserves and resources, metallurgical recoveries, capital and operating costs of such projects, and the future prices for the relevant minerals. Development projects have no operating history upon which to base estimates of future cash flows. The capital expenditures and time required to develop new mines or other projects are considerable, and changes in the price of gold, costs or construction schedules can affect project economics. Actual costs and economic returns may differ materially from IAMGOLD's estimates or IAMGOLD could fail to obtain the governmental approvals necessary for the operation of a project; in either case, the project may not proceed, either on its original timing or at all.

For a more comprehensive discussion of the risks faced by the Company, and which may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the company's estimated future results, performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to the Company's latest Annual Information Form, filed with Canadian securities regulatory authorities at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/edgar.shtml. The risks described in the Annual Information Form (filed and viewable on www.sedar.com and www.sec.gov/edgar.shtml, and available upon request from the Company) are hereby incorporated by reference into this news release.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

Qualified Person Information
The technical information relating to exploration activities disclosed in this news release was prepared under the supervision of, and reviewed and verified by, Craig MacDougall, P.Geo., Senior Vice President, Exploration, IAMGOLD.  Mr. MacDougall is a Qualified Person as defined by National Instrument 43-101.

About IAMGOLD
IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities.  IAMGOLD is in a strong financial position with extensive management and operational expertise.

Please note:

This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/French/accueil/default.aspx.

SOURCE IAMGOLD Corporation

%CIK: 0001203464

For further information: Bob Tait, VP Investor Relations, IAMGOLD Corporation, Tel: (416) 360-4743, Mobile: (647) 403-5520; Laura Young, Director, Investor Relations, IAMGOLD Corporation, Tel: (416) 933-4952, Mobile: (416) 670-3815; Shae Frosst, Investor Relations Associate, Tel: (416) 933-4738, Mobile: (647) 967-9942, Toll-free: 1-888-464-9999 info@iamgold.com

CO: IAMGOLD Corporation

CNW 20:06e 16-JAN-17